CoDwell

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Turn a boarding school into multiple co-living intentional communities based on shared interests

CODWELL.ORG BENNINGTON VERMONT





I have enjoyed founding new co-living environments for most of my adult life, usually established around some experimental goal in addition to just living together. Seeing college and boarding school campuses become available at prices that would be financially viable for this plan spurred me to action that was previously mere fantasy.

Sparr Risher Founder @ CoDwell

Why you may want to support us...

1. Support new models of co-living
2. Ensure ongoing community access to natural activity space
3. Join us as an organizer or resident

Why investors ❤ us

WE'VE RAISED $11,330 SINCE OUR FOUNDING



I've collaborated with Sparr before, and he's a force to be reckoned with: he'll put in the time to understand the details of planning and building rules that few others will. Buspatch (one of Sparr's previous projects) was an interesting experiment in low-cost dwelling; I'm excited to see CoDwell succeed at a much greater level of ambition. And, now certainly feels like the right time to build communities of like-minded people based outside of major cities!

Luke Iseman Founder of boxouse, edyn, etc. Former director of hardware at Y Combinator.

LEAD INVESTOR | INVESTING $2,000 THIS ROUND



I have seen Sparr engineer / launch a signficant number of projects that involve a large number of people under difficult circumstances and conditions.

Mary Haoren



Every community needs somebody like Sparr: a visionary who doesn't just attempt an idea nobody else sees as possible, but one who does so in practical ways that actually makes it thrive. I first saw this when he was running a shared living space in Oakland, California, offering affordable housing in creative ways. I was most impressed by the systems he had set up that kept it organized and running on track: informed by engineering, designed around the needs of the users. That winning combination is what led him to several similar ventures, and I see this as the key that will lead to success in this new venture that takes it to the next level.

Raines Cohen

Community Connector. Matchmaker. Facilitator. Cohousing Coach. Aging-in-Community Author. EcoVillage Ambassador. Slow Money for Homes!

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Sparr Risher

Founder

Founder of multiple experimental co-living ventures in Boston and San Francisco.

Downloads

CoDwell Revenue Share Calculator.pdf

CoDwell so far

CoDwell started as an idea formed at the intersection of typical urban co-living houses, the growing availability of small college and large boarding school properties, and the increase in long term remote work opportunities arising both over time and specifically due to COVID-19.

The basic idea comes from co-housing and co-living environments. While some people enjoy living alone, many people have embraced the benefits of living with a group of 5-20 like-minded people who can collaborate on projects and share responsibilities, such as these wonderful folks from our founder's current co-living project in San Francisco.



When brainstorming in existing co-living groups and forums, the most common complaints were the price of real estate, lack of large open spaces attached to such projects, inability to grow communities beyond strict size limits imposed by existing properties, and the amount of invested effort lost each time such a space reached the end of its lease.

That leads to the search for large real estate that already has residential improvements. While various types of ranches, retreats, campgrounds, and other property have some of the necessary amenities and desired qualities, nothing holds a candle to a small rural(ish) college property. With dorms already equipped for residence, common spaces already intended for frequent use by dozens to hundreds of people, and often hundreds of acres of land, these properties are as close to the ideal as we have found.


Southern Vermont
SVC
COLLEGE

After considering some smaller and larger properties, the Southern Vermont College property in Bennington, VT hit a sweet spot among the people initially interested in the project, and the expected price fell into a range where funding and financing seemed possible. At the same time, we have also been considering alternate properties, for the eventuality where the SVC property escapes our grasp.



That brings us to Wefunder. The initially interested members, numbering around a dozen, have 3-5% of the startup costs, and could carry 20-40% of the operating costs until profitability. We anticipate being in the black about halfway into year one, and reaching our target occupancy (around 75%) near the end of year two, using net income along the way to provide return to our investors. Crowd funding and crowd investment seem like the way forward for us, both because of the intersection with our ideals of community involvement and due to the unusual nature of our plans.

What comes next is this campaign, direct investment and contributions from founding members and residents, a commercial lender for a mortgage, and acquiring a property. A few months after we reach our funding goals we should be open to new residents and, once the current pandemic passes, visitors.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Turn a school campus, its dorms and classrooms and other facilities, into a place for multiple groups of people to live and work and thrive together, with the groups having some shared and some distinct interests and passions.

Where will your company be in 5 years?

3-5 separate properties, each containing 4-8 conceptually distinct intentional communities, hosting some thousands of visitors per year at events ranging from educational to spiritual to recreational.

Why did you choose this idea?

I have enjoyed founding new co-living environments for most of my adult life, usually established around some experimental goal in addition to just living together. Seeing college and boarding school campuses become available at prices that would be financially viable for this plan spurred me to action that was previously mere fantasy.

How far along are you? What's your biggest obstacle?

We have two members ready to organize specific intentional communities within the project, and to put their own money on the line to make it work. We have about a dozen residents ready to move in, some of whom are also financially committed to the project. Our biggest obstacle is the remaining fund raising, finding sources of lending or investment or otherwise.

Who competes with you? What do you understand that they don't?

We would be in moderate competition with both the local housing market, which is neither in significant shortage or surplus in the areas we are considering, and the housing market and communal effort project endeavors in larger cities in the region. We hope that our vision for large scale collaboration will allow for economies of scale and multiplication of effort and productivity that cannot be achieved in smaller projects that are limited by space or real estate costs in more expensive markets.

How will you make money?

Resident members will pay for their membership in using the common spaces and the amount of private personal space they need for residence, studio, office, etc. Nonresident members and visitors will pay for access to some or all of the common facilities and amenities. We will also host events open to the public with ticketed attendance, including educational, recreational, and spiritual activities. These events will also be a major aspect of our advertising and recruiting strategy for finding new resident members.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We might not attract enough resident members, due to the locations and particularly the climates of the candidate properties. Our internal intentional communities may suffer from co-living interpersonal failures that lead to organizational disruption. Failure would be most directly caused by a drop in membership and occupancy, and thus revenue, below a sustainable level.
For us to succeed we need to find the right people and bring them together in ways that engage their passions and encourage them to be productive members of the community.

What will you do if you don't acquire the Southern Vermont College property?

We have other similar properties under consideration as contingencies and will continue to search for alternatives that meet our needs and will allow us to achieve our goals.

What major milestones exist between here and success?

1. A combination of crowd investing, direct investment, and contributions from the founding members will reach $500k.

2. Commercial lending will take that $500k as capital contribution toward approving an offer backed by a mortgage approval for one or more properties.

3. A successful offer and financing will allow us to take ownership of the property and move the core team on-site to prepare it for additional resident members.

4. The doors will open for new members to join us as residents or otherwise.